Exhibit 99.2

© Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation May 10, 2022

Forward - Looking Statements 2 This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the clinical trial application for IMA 204 , IMA 301 , IMA 401 , the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, and otherwise in accordance with applicable law . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . Clinical study results and associated biomarker studies presented within this presentation are by definition prior to completion of the clinical trial and a clinical study report and, are therefore, preliminary in nature and subject to further quality checks including customary source data verification . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization .

Building a Leading TCR Therapeutics Company 3 Intro Clinical PoC for Cell Therapy Objective responses across multiple solid tumors in early TCR - T clinical development Differentiated Approach Unique technologies to identify true cancer targets and right TCRs Strategic Partnerships World - leading industry players with synergistic expertise Solid Cash Runway To reach next value inflections points across our portfolio Therapeutic Opportunity Addressing relevant patient populations across multiple solid cancer indications Comprehensive TCR Approach Building a TCR - T Cell Therapy and TCR Bispecifics Pipeline

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 4 Intro

Two TCR - based Therapeutic Modalities 5 Distinct mechanisms of actions and therapeutic application to address the needs of a broad patient population at different stages of disease and with different types of tumors Intro

Our Pipeline of TCR - based Adoptive Cell Therapies and Bispecifics 6 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion Modality Product Candidate Target Preclinical Phase 1a 1 Phase 1b 1 Phase 2/3 ACTengine® Autologous ACT IMA203 PRAME IMA203CD8 PRAME IMA201 MAGEA4/8 IMA202 MAGEA1 IMA204 COL6A3 Autologous ACT 3 programs Undisclosed 2 programs Undisclosed ACTallo® Allogeneic ACT IMA30x Undisclosed TCER® Bispecifics IMA401 MAGEA4/8 IMA402 PRAME IMA40x Undisclosed Bispecifics 3 programs Undisclosed + Checkpoint Inhibitor Intro

Strategic Collaborations

Synergistic Expertise that Can Foster Transformative Innovations for ACT and Bispecifics

2018 — Genmab

Research collaboration
to develop bispecific immunotherapies
3 Immatics targets
$54 M upfront
Co-promotion option

2019 — Bristol Myers Squibb™

Research collaboration
to develop TCR-T therapies
3 Immatics targets
$75 M upfront; Opt-in rights for BMS
Co-development/Co-fund option

2020 — gsk

Research collaboration
to develop TCR-T therapies
2 Immatics targets
$50 M upfront
Co-development possibility

2021 — Bristol Myers Squibb™

Licensing agreement
to develop Immatics' TCR Bispecific program TCER® IMA401
$150 M upfront
Co-fund/Co-promotion option in the US

Each of our 9 partnered programs may be eligible for
- >$500 million aggregated milestone payments
- Tiered royalties

Broadening the clinical framework beyond our proprietary pipeline

Intro 7

Addressing Relevant Patient Populations across Multiple Solid Cancers

	IMA201 / IMA401	IMA202	IMA203 / IMA402	IMA204
	MAGEA4/8	**MAGEA1**	**PRAME**	**COL6A3 exon 6**
Selected solid cancer indications with significant target prevalence[1]	Sarcoma Subtypes – up to 80% Squamous NSCLC – 50% HNSCC – 35% Bladder Carcinoma – 30% Esophageal Carcinoma – 25% Uterine Carcinosarcoma – 25% Ovarian Carcinoma – 20% Melanoma – 20%	HCC– 40% Squamous NSCLC – 35% Sarcoma Subtypes – up to 30% Melanoma – 30% Bladder Carcinoma – 20% Esophageal Carcinoma – 20%	Uterine Carcinoma – 100% Sarcoma Subtypes – up to 100% Melanoma – 95% Uveal Melanoma – 80%[2] Ovarian Carcinoma – 80% Squamous NSCLC – 65% Kidney Carcinoma – up to 45% Cholangiocarcinoma – 35% Adeno NSCLC – 25% Breast Carcinoma– 25% HNSCC – 25% Esophageal Carcinoma – 20% HCC – 20% Bladder Carcinoma – 20%	Pancreatic Carcinoma – 80% Breast Carcinoma – 75% Stomach Carcinoma – 65% Sarcoma – 65% Esophageal Carcinoma – 60% Squamous NSCLC– 55% Adeno NSCLC– 55% HNSCC – 55% Uterine Carcinosarcoma – 55% Colorectal Carcinoma – 45% Mesothelioma – 45% Cholangiocarcinoma – 40% Ovarian Carcinoma – 40% Melanoma – 35% Bladder Carcinoma – 35%

IMA200 & IMA400 programs demonstrate relevant expression in multiple solid cancers

[1] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data);
[2] Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

Intro
8

Key Features of Our Clinical ACTengine® Programs

Differentiated Targets, TCRs and Cellular Manufacturing Designed to Enhance Safety and Activity

	IMA201	IMA202	IMA203
Peptide Target	HLA-A*02-presented peptide derived from **MAGEA4/8** shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1]: 100-1,000 copies/cell	HLA-A*02-presented peptide derived from **MAGEA1** shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1]: 50-900 copies/cell	HLA-A*02-presented peptide derived from **PRAME** shown to be naturally and specifically presented on native tumor tissues at differentiated high peptide target density[1]: 100-1,000 copies/cell
T cell Receptor (TCR)	High-affinity specific TCRs with high functional avidity[2]: Natural TCR ~10 ng/ml	High-affinity specific TCRs with high functional avidity[2]: Natural TCR ~15 ng/ml	High-affinity specific TCRs with high functional avidity[2]: Pairing-enhanced TCR ~5 ng/ml
T cell Product	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence: 7-10 days[3]	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence: 7-10 days[3]	Autologous T cells gene-engineered with lentiviral vector expressing TCR and applying proprietary short-term manufacturing process designed to achieve better T cell engraftment and persistence: 7 days[3]

[1] Applying XPRESIDENT® quantitative mass spectrometry engine; target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed (25-75% percentiles);
[2] Applying XCEPTOR® TCR discovery and engineering platform; functional avidity: EC50 half maximal effective concentration, [3] Manufacturing time (activation, transduction and expansion) without release testing

Intro 9

ACTengine® IMA203 – TCR - T Targeting PRAME 10

ACTengine® IMA203 – TCR-T Targeting PRAME

Broadly Expressed Target on Multiple Solid Cancers Combined with Highly Specific TCR

TARGET

HLA-A*02-presented peptide derived from **PRAME**

Naturally and specifically presented on tumors at high target density[1]: **100-1,000 copies/cell**

Identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting PRAME

Pairing-enhanced, engineered TCR to avoid mispairing

High functional avidity[2]: **EC50 ~5 ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

CLINICAL DATA

N=18 pts treated in phase 1 dose escalation cohort

Manageable tolerability profile; no additional DLTs[3] & no CRS/ICANS ≥ grade 3

16 patients with at least one post treatment tumor assessment

Objective responses in 50% (8/16) of patients, thereof 62% (8/13) of responses above DL1; all doses still below 1 bn cells

PATIENT POPULATION[4]

Uterine Carcinoma – 100%
Sarcoma Subtypes – up to 100%
Melanoma – 95%
Uveal Melanoma – 80%[5]
Ovarian Carcinoma – 80%
Squamous NSCLC – 65%
Kidney Carcinoma – up to 45%
Cholangiocarcinoma – 35%
Adeno NSCLC – 25%
Breast Carcinoma– 25%
HNSCC – 25%
Esophageal Carcinoma – 20%
HCC – 20%
Bladder Carcinoma – 20%

Data cut-off – 05-Oct-2021

IMA203

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration; [3] One DLT in DL2 previously reported in March 2021, fully resolved; [4] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data); [5] Based on metastatic uveal melanoma patients screened in IMA203 study (N=12)

11

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 12 IMA203

Optimized Cell Therapy Products to Enhance T cell Persistence & Efficacy

Current Proprietary Manufacturing Protocol for ACTengine® Product Candidates

Leukapheresis



ACTengine® IMA200 programs: ~3 weeks

Manufacturing time (~1 week)	QC testing (Full sterility, 2 weeks)

Commercial ACTengine® expected ~2 weeks

Manufacturing time (~1 week)	Expedited QC testing (~1 week)

Infusion-Ready



Proprietary Manufacturing Process, designed to

- ✓ reduce manufacturing process to approx. 1 week
- ✓ shorten vein-to-vein time
- ✓ generate younger T cells with increased proliferative capacity
- ✓ improve engraftment and persistence in patients while utilizing smaller doses

In-house state-of-the-art cGMP Facility[1]

- ✓ Manufacturing by Immatics personnel
- ✓ Maximum capacity: 48 manufacturing runs/month
- ✓ Substantial in-house process development expertise

[1] Exclusive access through collaboration with UT Health, Houston, TX

ACTengine®
13

ACTengine® IMA203 – Patient Flow 14 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase ACTengine® Manufacturing by Immatics Infusion of ACTengine® T cell Product Lymphodepletion 30 mg/m 2 Flu darabine 1 and 500 mg/m 2 Cy clophosphamide for 4 days Target Profiling Fresh Tumor Biopsy; IMADetect® Low dose IL - 2 1m IU daily days 1 - 5 and twice daily days 6 - 10 * Safety and efficacy monitoring for 12 months IMA201 IMA202 IMA203 * IL - 2 dose reduction from twice daily to daily for the first 5 days and dosing duration from 14 to 10 days introduced prior to treatment of first patients on dose level 3 ; 1 Dose reduction of Fludarabine (from 40 mg/m 2 to 30 mg/m 2 ) was introduced prior to treatment of the first patient on dose level 3 Leuka - pheresis IMA203

ACTengine® IMA203 – Key Objectives & Trial Design

Presented at SITC Conference as Late-Breaking Presentation (Cut-off October 05, 2021)

Key Study Objectives

- **Primary: Safety**
  Investigation of Adverse Events,
  Determination of a recommended Phase 2 dose
- **Secondary: Biological and Clinical Activity**
  T cell engraftment and persistence
  Objective responses as per RECIST1.1
  Duration of response
- **Exploratory**
  Tumor Infiltration

Trial Design & Recruitment Status



Dose - Transduced Cells - 10^6/m^2 **
1400
1200
1000
800
600
400
200
0
N=3
N=7*
N=3
N=1
Ongoing
N=4
patients treated at intermediate dose levels¹
Dose level 1
Dose level 2
Dose level 3
Dose level 4

18 patients[1] infused with PRAME-directed T cells at 5 clinical sites

Data cut-off – 05-Oct-2021

[1] Enrichment cohorts EC1 & EC2: patients infused with intermediate doses enabling infusion of patients with medical need during dose escalation observation periods, or in case of lower production yields; * One patient infused at the same dose level as part of the enrichment cohort; **Dose is shown as transduced viable CD8 T cells per m² total body surface area

IMA203 15

ACTengine® IMA203 – Safety Profile Manageable & Transient Treatment - emergent Adverse Event s – No ≥ Grade 3 CRS or ICANS Adverse event All grades ≥ Grade 3 No . % No . % Patients with any adverse event 19 100.0 19 100.0 Adverse Events of Special interest Cytokine release syndrome 1 7 8 9.5 0 0.0 ICANS 2 4 21.1 0 0.0 Blood and lymphatic system disorders Neutropenia* 16 84.2 15 78.9 Anaemia 1 6 84.2 9 47.4 Thrombocytopenia 15 78.9 7 36.8 Lymphopenia* 14 73.7 14 73.7 Leukopenia* 12 63.2 1 1 57.9 Cytopenia 1 5.3 1 5.3 Infections and infestations Enterococcal infection 1 5.3 1 5.3 COVID - 19 1 5.3 1 5.3 Appendicitis 1 5.3 1 5.3 Sepsis 3 1 5.3 1 5.3 Respiratory, thoracic and mediastinal disorders Hypoxia 2 10.5 1 5.3 Pleural effusion 2 10.5 1 5.3 Bronchial obstruction 1 5.3 1 5.3 Metabolism and nutrition disorders Hyponatraemia 7 36.8 1 5.3 Hypokalaemia 5 26.3 1 5.3 Decreased appetite 3 15.8 0 0.0 Adverse event All grades ≥ Grade 3 No . % No . % table continued… Cardiac or vascular disorders Hypertension 3 15.8 2 10.5 Atrial fibrillation 2 10.5 1 4 5.3 General disorders and administration site conditions Fatigue 7 36.8 1 5.3 Pyrexia 5 26.3 0 0.0 Oedema peripheral 3 15.8 0 0.0 Gastrointestinal disorders Nausea 12 63.2 0 0.0 Vomiting 7 36.8 0 0.0 Diarrhoea 7 36.8 0 0.0 Constipation 6 31.6 0 0.0 Investigations Aspartate aminotransferase increased 5 26.3 0 0.0 Alanine aminotransferase increased 4 21.1 0 0.0 Blood creatinine increased 4 21.1 0 0.0 Other Rash 5 26.3 0 0.0 Myalgia 4 21.1 0 0.0 Arthralgia 3 15.8 0 0.0 Alopecia 3 15.8 0 0.0 Rash maculo - papular 2 10.5 1 5.3 Orchitis 1 5.3 1 5.3 Contrast media allergy 1 5.3 1 5.3 TEAEs by maximum severity ( N=19) 1 1 All treatment - emergent adverse events (TEAEs) with grade 1 - 2 occurring in at least 3 patients (incidence ≥ 15 . 8% ) and additionally all events with grade 3 - 5 regardless of relatedness to study treatment are presented . Data source : clinical database . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events (CTCAE), version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria ( Neelapu et al . , 2018 ) . Patients are counted only once per adverse event and severity classification ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome ; 3 Patient died from sepsis of unknown origin and did not receive IMA 203 T cells ; 4 DLT : Dose limiting toxicity ; * 100 % of patients experienced transient cytopenias ≥ Grade 3 (CTCAE v 5 . 0 ) DLT: Transient, Grade 3 atrial fibrillation Onset on day 5 post infusion that resolved within 48h DLT triggered expansion of DL2 CRS/ICANS: No ≥ Grade 3 CRS or ICANS observed so far Most Adverse Events were associated with lymphodepletion 16 Data cut - off – 05 - Oct - 2021 IMA203

ACTengine® IMA203 – Change in Target Lesions

Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells

Best Overall Response (RECIST1.1)



Best change in sum of diameter [%] and BOR (RECIST1.1)
50
0
-50
SCC
Synovial Sarcoma
Uveal Melanoma
Synovial Sarcoma
NSCLC
Ovarian Cancer
Head & Neck Cancer
Head & Neck Cancer
Synovial Sarcoma
Melanoma
Synovial Sarcoma
Melanoma
Melanoma¹
Head & Neck Cancer
Synovial Sarcoma
Uveal Melanoma
+8.8 PD
+5.2 SD
-0.5 SD
-2.0 SD
-4.2 SD
-6.9 SD
-9.7 SD
-13.1 SD
-33.8 PR*
-37.9 PR**
-39.9 PR
-47.7 PR
-50.5 PR
-51.7 PR
-61.0 PR*
-63.3 PR*
203-EC2-01
203-DL2-02
203-EC1-03
203-DL3-03
203-DL2-06
203-DL1-03
203-DL1-01
203-DL1-02
203-DL2-04
203-DL3-02
203-DL2-01
203-EC1-02
203-EC1-01
203-DL2-05
203-DL2-03
203-DL3-01
Dose Level:
DL1
DL2²
DL3

Preliminary Objective Response Rates (RECIST1.1., confirmed and unconfirmed)

	All doses	Dosed above DL1
All comers	**8/16 (50%)**	**8/13 (62%)**
Melanoma	3/3 (100%)	3/3 (100%)
Head & Neck Cancer	1/3 (33%)	1/1 (100%)
Synovial Sarcoma	3/5 (60%)	3/5 (60%)
Uveal Melanoma	1/2 (50%)	1/2 (50%)

Data cut-off – 05-Oct-2021

[1] RECIST1.1 response at the timepoint of maximum change of target lesions (week 12): PD due to new lesions (leptomeningeal disease) at week 12
[2] Patients dosed with DL2, EC1 and EC2; * Confirmed at subsequent scan; ** Confirmation pending as of data cut-off

IMA203 17

Patient ID Indication Dose 203 - DL1 - 01 Head & Neck Cancer DL1 203 - DL1 - 02 Head & Neck Cancer DL1 203 - DL1 - 03 Ovarian Cancer DL1 203 - EC1 - 01 Melanoma EC1 203 - EC1 - 02 Melanoma EC1 203 - EC1 - 03 Uveal Melanoma EC1 203 - DL2 - 01 Synovial Sarcoma DL2 203 - DL2 - 02 Synovial Sarcoma DL2 203 - DL2 - 03 Synovial Sarcoma DL2 203 - DL2 - 04 Synovial Sarcoma DL2 203 - DL2 - 05 Head & Neck Cancer DL2 203 - DL2 - 06 NSCLC DL2 203 - EC2 - 01 SCC EC2 203 - DL3 - 01 Uveal Melanoma DL3 203 - DL3 - 02 Melanoma DL3 203 - DL3 - 03 Synovial Sarcoma DL3 ACTengine® IMA203 – Response Over Time Objective Responses across Multiple Tumor Types at Doses below 1 billion Transduced Cells x x x x x Alive (time from infusion to data cut - off or death) PD Deceased x x SD PR Week Month x x x x 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 x PR ongoing at data cut - off According to RECIST1.1 First tumor response assessment x Data cut - off – 05 - Oct - 2021 18 IMA203

ACTengine® IMA203 – Engraftment, Persistence & Tumor Infiltration Clinical Responses Consistent with Biological Data T cell Engraftment & Persistence Tumor Infiltration post I nfusion 2 1 Mann - Whitney U test, p=0.065 ; 2 Post infusion biopsies at week 6 (except one patient with SD at week 3); 3 Mann - Whitney U test, p=0.0159 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 4 0 0 5 5 0 7 0 0 V e c t o r c o p i e s / μ g g D N A PD SD PR B a s e l i n e Days post-infusion SD PR 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 V e c t o r c o p i e s /  g g D N A 0.0159 Case study High T cell engraftment and persistence with trend for association of peak vector copies with clinical response 1 High T cell infiltration observed through serial biopsies associated with clinical response 3 Data cut - off – 05 - Oct - 2021 19 p=0.0159 IMA203

ACTengine® IMA203 – Case Study Patient IMA203 - DL3 - 01 Confirmed Partial Response with Deepening Tumor Regression in Multiple Lesions Liver metastasis Lung metastasis Sub cut . metastasis 0 5 10 15 -100 -50 0 50 Weeks from T Cell Infusion C h a n g e i n D i a m e t e r f r o m B a s e l i n e [ % ] SUM T1: Lymph Node T2: Lymph Node T3: Lung T4: Liver T5: Liver * C hange in Target Lesions T cell Persistence & Peak Response in the Blood • 62 - year - old female; m etastatic uveal melanoma • High tumor burden in multiple organs • Infused at refractory disease after failing 4 prior lines of therapy including 2 lines of CPI 1 • Patient received total dose of 0.59 billion transduced T cells following lymphodepletion • T cell persistence until end of observation & detection in the tumor • All lesions decreased at week 6 - 40% decrease in target lesions response deepened at week 12 to 63% decrease • Best Response (RECIST1.1): PR (confirmed & ongoing) Baseline Week 12 2 4 1×10 -1 1×10 0 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 2 0 3 0 4 0 5 0 6 0 7 0 8 0 9 0 1 0 0 2 5 0 5 0 0 V e c t o r c o p i e s / μ g g D N A B a s e l i n e Days post-infusion IMA203 1 Immune checkpoint inhibitor Data cut - off – 05 - Oct - 2021 20

ACTengine® IMA203 PRAME – Phase 1a Dose Escalation Interim Update

Preliminary Findings after Completion of Dose Level 3

Objective responses observed across multiple tumor types at dose levels below 1 billion T cells originally presumed to be subtherapeutic

SAFETY

3 Dose levels completed, all below 1 bn cells

0 Additional DLTs[1]

0 Grade ≥3 CRS or ICANS[2]

CLINICAL ACTIVITY

50% ORR[3] across all doses and multiple solid cancers (8/16 patients)

62% ORR[3] at DL2[*] & DL3 (8/13 patients) – all still dosed below 1 bn cells

BIOLOGICAL ACTIVITY

Blood High T cell engraftment and persistence

Tumor High T cell infiltration associated with clinical response

Data cut-off – 05-Oct-2021

[1] DLT: dose-limiting toxicity, since March 17, 2021 (reported DLT at DL2); [2] CRS: cytokine release syndrome, ICANS: Immune effector cell-associated neurotoxicity syndrome, both graded by CARTOX criteria (Neelapu *et al.*, 2018);
[3] Objective response rate according to RECIST 1.1 including confirmed and unconfirmed partial responses; [*] Includes patients treated at enrichment cohorts EC1 and EC2

IMA203 21

Our Plans to Achieve Long-Lasting Responses with TCR-T cells against PRAME immatics

Addressing Relevant Secondary Resistance Mechanisms to Increase Durability of Response

Phase 1a:
IMA203 Monotherapy Dose Escalation in Basket Trial

✓ Patient treatment in Ph1a completed & provisional RP2D[1] determined early 2022

Ph1b Expansion starting 2022

1. **Phase 1b Cohort A:** IMA203 Monotherapy at Target Dose[1]
   Increasing T cell:Tumor cell Ratio
   — Enrolling patients
2. **Phase 1b Cohort B:** IMA203 at Target Dose plus Checkpoint Inhibitor
   Blocking PD-1/PD-L1 pathway
   — Enrollment starting in Q2
3. **Phase 1b Cohort C:** IMA203CD8 2nd Gen
   Adding functional CD4 T cells[3]
   — Enrollment planned for Q2

→ **Ph2b Pivotal Trial(s)**

Each expansion cohort is designed to evaluate the observed objective response rate, demonstrate durability of response & provide the basis for entering registration trials

IMA203

[1] Exploration of higher dose (DL5) planned; [2] Demonstrated to be associated with durable response: Locke *et al.* 2020 Blood advances; [2] Demonstrated to be important for long-term remission: Melenhorst *et al.* 2022 Nature

22

ACTengine® IMA203CD8 – Next-generation TCR-T

Building on First-Gen IMA203 Success to Further Improve Anti-Tumor Activity


T cell Help
CD4 T CELL
CD8 T CELL
Cytotoxic Activity
Cytotoxic Activity
TUMOR CELL DEATH

- Engagement of CD4 T cells by CD8 co-transduction reported to boost anti-tumor activity in TCR-T trials
- Recent data from leukaemia patients treated with CAR-T achieving decade-long remissions show that CD4 T cells dominate at the later time points of response[1]
- Functional superiority of the **CD8αβ** construct over multiple other CD8 constructs in preclinical experiments
- Proprietary 4-in-1 lentiviral vector to engineer CD4 and CD8 T cells with the PRAME-specific IMA203 TCR and CD8αβ construct (IMA203CD8)

IND filing for IMA203CD8 lead candidate targeted in 1H 2022

IMA203CD8
[1]Melenhorst *et al.* 2022 Nature
23

ACTengine® IMA203CD8 – Preclinical Assessment of Anti - Tumor Efficacy Co - Transduction of CD8 Enhances Anti - Tumor Activity in Vitro 18 36 56 74 94 114134 152 172192 0.0 0.5 1.0 1.5 2.0 IMA203CD8 TCR IMA203 TCR Non - Transduced Control S erial Killing Assay – CD8 & CD4 T cells Engagement of CD4 T cells may enhance depth and durability of anti - tumor response and clinical outcome of TCR - T in solid cancer patients 2 nd addition of tumor cells 3 rd addition of tumor cells Tumor Growth Hours after co - culture F ull Data Presentation at SITC 2021: Improved anti - tumor activity of next - generation TCR - engineered T cells through CD8 co - expressio n Day 0 D ay 3 N o CD4 T cells IMA203 TCR D ay 6 IMA203CD8 TCR 3D Spheroid Killing – CD4 T cells 24 IMA203CD8

ACTengine® IMA201 Targeting MAGEA4/8

Key Features

TARGET

HLA-A*02-presented peptide derived from **MAGEA4 and/or MAGEA/8**

>5-fold higher peptide copy number per tumor cell than a commonly used MAGEA4 target

Naturally and specifically presented on tumors at high target density[1]: **100-1,000 copies/cell**

Identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting MAGE4/8

High functional avidity[2]: **EC50 ~10 ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

CLINICAL DATA

N=2 pts treated in phase 1 dose escalation cohort

DL2 commenced

Too early for assessment of safety or anti-tumor activity

PATIENT POPULATION[3]

Sarcoma Subtypes – up to 80%
Squamous NSCLC – 50%
HNSCC – 35%
Bladder Carcinoma – 30%
Esophageal Carcinoma – 25%
Uterine Carcinosarcoma – 25%
Ovarian Carcinoma – 20%
Melanoma – 20%

Data cut-off – 17-Sep-2021

IMA201

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

25

ACTengine® IMA202 Targeting MAGEA1

Key Features

TARGET

HLA-A*02-presented peptide derived from **MAGEA1**

Naturally and specifically presented on tumors at high target density[1]: **50-900 copies/cell**

Identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting MAGE1

High functional avidity[2]: **EC50 ~15 ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

CLINICAL DATA

N=10 pts treated in phase 1 dose escalation cohort

Target dose level DL3 ongoing

Manageable tolerability profile; no DLTs or CRS/ICANS ≥ grade 3

Disease control in 7/10 patients (9 pts in DL1 & DL2)

Maximum change of target lesion -35.4% in melanoma pt[3]

PATIENT POPULATION[4]

HCC– 40%
Squamous NSCLC – 35%
Sarcoma Subtypes – up to 30%
Melanoma – 30%
Bladder Carcinoma – 20%
Esophageal Carcinoma – 20%

Data cut-off – 17-Sep-2021

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration; [3] Timepoint of maximum change of target lesion (week 12): PD due to growth of non-target lesion; [4] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

IMA202 26

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma

immatics

Key Features

TARGET

HLA-A*02-presented peptide derived from **COL6A3 exon 6**

Naturally and specifically presented on tumors at high target density[1]: **100-700 copies/cell**

Novel **tumor stroma target** identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting COL6A3 exon 6

Affinity-maturated, CD8-independent TCR

High functional avidity[2]: **~0.01ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

PRECLINICAL DATA

CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells

In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells

Complete tumor eradication in *in vivo* mouse models

PATIENT POPULATION[3]

Pancreatic Carcinoma – 80%
Breast Carcinoma – 75%
Stomach Carcinoma – 65%
Sarcoma – 65%
Esophageal Carcinoma – 60%
Squamous NSCLC– 55%
Adeno NSCLC– 55%
HNSCC – 55%
Uterine Carcinosarcoma – 55%
Colorectal Carcinoma – 45%
Mesothelioma – 45%
Cholangiocarcinoma – 40%
Ovarian Carcinoma – 40%
Melanoma – 35%
Bladder Carcinoma – 35%

IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets

IMA204

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

27

ACTengine® IMA204 – High Affinity, CD8-independent TCR

Complete Tumor Eradication *in vitro & in vivo*[1] by Affinity-enhanced IMA204 TCR


Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample
Example of a Tumor Target
in same Ovarian Cancer sample
Stroma cells
Tumor cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers


Control
IMA204 TCR
D7
D16
D22
D29

CD8-independent TCR leads to tumor eradication in all mice treated

- Affinity matured CD8-independent, next-generation TCR engages both CD4 and CD8 T cells without the need of CD8 co-transduction
- IND-enabling studies are nearing completion

IMA204

[1] *In vivo* data in collaboration with Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

28

ACTallo® IMA30X – Immatics' Allogeneic Cell Therapy Approach

Effective Redirection of γδ T cells Using αβ TCR


γδ T cell collection
from healthy donor
Transduction
ACTallo®
Immatics' Allogeneic
ACT Approach
Expansion
Off-the-shelf
product

- **Off-the-shelf cell therapy**, applicable without need for personalized manufacturing and not reliant on potentially encumbered immune system of patient
- **γδ T cells** are abundant, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease
- **Proprietary manufacturing protocol** delivering robust expansion of γδ T cells with the potential for hundreds of doses from one single donor leukapheresis
- **Proprietary single lentiviral vector** system (4-in-1 construct) including TCR and CD8 alpha & beta chains
- **High potency:** TCR transduced γδ T cells show similar anti-tumor activity to αβ T cells

ACTallo®
29

TCER® – TCR Bispecifics 30

TCER® – Mechanism of Action Immatics’ Off - the - Shelf TCR Bispecifics Approach 31 TCER®

TCER® – Immatics' Half-Life Extended Bispecifics



TCER®
T cell recruiting antibody
pHLA targeting TCR
Fc domain (silenced) with KiH technology

pHLA targeting TCR

- ✓ **High-affinity TCR** targeting HLA-restricted tumor-specific peptides
- ✓ Broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[1]
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

T cell recruiting antibody

- ✓ **Low-affinity** T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[2]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters

Next-generation TCER® format

- ✓ Off-the-shelf biologic with antibody-like manufacturability[3] and low cost of goods
- ✓ Superior anti-tumor activity[4] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients

TCER®

[1] As compared to natural TCR; [2] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature); [3] Production in mammalian cells (CHO cells);
[4] Based on preclinical testing

32

TCER® – Development of a Proprietary TCR Bispecific Format

Flexible Plug-and-play Platform Designed to Efficiently Generate New TCR Bispecifics



T cell-recruiting Ab
low affinity
anti-pHLA TCR
high affinity
NH2
VL
Vβ
Hinge
CH2
CH3
COOH
KiH
NH2
Vα
VH
COOH
Fc-domain
(silenced IgG1,
heterodimerization via KiHS-S)

- Immatics developed a proprietary TCR Bispecific format for **specific targeting of tumor-specific pHLA at low copy numbers**
- TCER® format successfully validated for **different TCRs and different T cell recruiting antibodies**

TCER® 33

Potency of Our Proprietary TCR Bispecific Format TCER® 34 • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 1 than six alternative TCR Bispecific format designs evaluated TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target - positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Portfolio Building a Pipeline of Next - Gen Half - Life Extended TCR Bispecifics 35 IMA401 IMA402 IMA40X MAGEA4/8 PRAME Undisclosed Status Start of Phase 1 trial in May 2022 Clinical GMP batch targeted in 2022 Phase 1 trial in 2023 TCER ® engineering and preclinical testing ongoing Preclincial Proof - of - concept – Efficacy / Safety » Complete remission of estab. tumors in xenograft mouse models at low doses » Very broad therapeutic window (reactivity tumor compared to normal cells) n/a Half - life Half - life extended to several days via effector function silenced Fc part Clinical Development Strategy » First - in - human basket trial » Adaptive design aiming at fast dose escalation » Development strategy includes TCER ® as add on to checkpoint inhibitor - based standard of care in early lines of treatment TCER® 1 Clinical trial application – the European equivalent of an Investigational New Drug (IND) application

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 36 Trial Overview Primary Objective Biomarker positive patients with recurrent and/or refractory solid tumors • HLA - A*02:01 • MAGEA4/8 (Immatics’ IMADetect® test) Basket trial in indications with high MAGEA4/8 prevalence, e.g. sqNSCLC , SCLC, HNSCC, bladder carcinoma , esophageal carcinoma , ovarian carcinoma, melanoma, uterine carcinosarcoma , sarcoma subtypes Phase 1a: Dose escalation cohort Phase 1b: Dose expansion cohort (s) Up to N=50 patients Up to 15 centers • Determine maximum tolerated dose (MTD) and/or recommended phase 2 dose (RP2D) Secondary Objectives • Safety and tolerability • Initial anti - tumor activity • Pharmacokinetics MTD: maximum tolerated dose, RP2D: recommended phase 2 dose TCER®

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8

Phase 1a: Dose Escalation

Phase 1b: Dose Expansion



Adaptive design aimed at accelerating dose escalation
MTD/ RP2D
Monotherapy expansion cohort
Potential development option for checkpoint inhibitor combination or other combination therapies[2]

- MABEL-based starting dose
- Weekly i.v. infusions[1]
- 2-week DLT evaluation period
- Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model)

- Focus on specific indications planned

TCER®

MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; MABEL: minimum anticipated biological effect level; BLRM: Bayesian logistic regression model;
[1] Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. [2] Conducted in collaboration with BMS

37

TCER® IMA401 Targeting MAGEA4/8 Product Candidate in Clinical Development with Bristol Myers Squibb 38 Treatment schedule Tumor Model in Mice 1 1 8 15 22 Study day Transplantation Human PBMC IMA401 TCER ® Transplantation Tumor -22-12 • Complete remissions observed in all animals even at low IMA401 dose of 0.05 mg/kg • No detectable outgrowth of tumors during prolonged observation period of 70 days N=6 mice per group, two PBMC donors Dose: two dose levels TCER® 1 Hs695T xenograft model in MHC I/II ko NSG mice, tumor volume of individual mice shown

TCER ® IMA402 Targeting PRAME Preclinical - stage Product Candidate Fully Owned by Immatics PRAME Target Peptide • HLA - A*02 - restricted PRAME peptide targeted by TCER® IMA402 is one of the most frequently expressed intracellular cancer targets for TCR - based therapies » Homogenously expressed at high prevalence across multiple solid tumors including melanoma, lung cancer, gynecological cancers (ovarian, breast, uterine) and others Preclinical Proof - of - Concept Data • High in vitro potency in killing of tumor cells with physiological PRAME peptide levels • Favorable safety profile with broad therapeutic window between tumor and normal cell reactivity in vitro • Consistent tumor regression including complete responses in NOG mice treated at low doses • Extended serum half - life of several days 1 expected in humans driven by the TCER® Fc part Well Progressing CMC Development • Current data support antibody - like manufacturability and developability • GMP process development and IND - enabling activities ongoing • Manufacturing of the clinical batch for the Phase 1 trial expected in 2H 2022 39 1 Based on preclinical testing TCER®

TCER® IMA402 – Efficacy Assessment in Tumor Model in Mice

Superior Tumor Control Using a Proprietary, Low-Affinity Recruiter

Treatment schedule



Transplantation
Tumor
Transplantation
Human PBMC
IMA402
Treatment start
Administration of IMA402
in defined dosage interval
-23
-10
1
8
15
20
25
Study day

N=6 mice per group, two PBMC donors
Dose: 0.025 mg/kg

Tumor Model in Mice[1]



Mean tumor volume [mm³]
2000
1500
1000
800
600
400
200
0
-23
-10
1
4
7
11
14
18
21
25
Time [days]
Vehicle
TCER®-Ab1
TCER®-Ab2
TCER®-Ab3
IMA402
Widely used T cell
recruiting Ab (3 variants)
medium to high affinity
Immatics' T cell recruiting Ab
low affinity

Bunk *at al*; PEGS2021

Proprietary, **low-affinity T cell recruiting region** demonstrates superior tumor control compared to analogous TCER® molecules designed with higher-affinity variants of a widely used recruiter

TCER®

[1] Hs695T xenograft model in NOG mice, tumor volume of group means shown

40

TCER® IMA402 – In vitro Safety Assessment with Normal Tissue Cells 41 • Cytotoxicity against N≥9 different human normal tissue cell types • TCER® IMA402 shows a minimum of 1,000 - fold therapeutic window between normal tissue cell reactivity and tumor cell reactivity Normal Tissue Type Therapeutic Window (x - fold) IPSC - derived astrocytes ≥1 , 000 IPSC - derived GABA neurons ≥1 , 000 IPSC - derived cardiomyocytes ≥1 , 000 Human Pulmonary Fibroblasts ≥1 , 000 Human Cardiac Microvascular Endothelial Cells ≥1 , 000 Human Dermal Microvascular Endothelial Cells ≥1 , 000 Human Aortic Endothelial Cells ≥1 , 000 Human Coronary Artery Smooth Muscle Cells ≥1 , 000 Human Tracheal Smooth Muscle Cells ≥1 , 000 IPSC - derived Cardiomyocytes 0 50 100 150 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 iAstrocytes and Hs695T TCER [pM] C y t o t o x i c i t y [ % ] w/o PRAME - positive tumor cell line normal tissue cell type TCER®

Immatics’ Proprietary Target and TCR Discovery Platforms 42

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 43 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Immatics' Unique Capability – Identification of the most Relevant Target

Example of MAGEA4/8 Peptide Target


TUMOR CELL
ACTIVATED
T CELL

Ranking of
pHLA targets


MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

XPRESIDENT® quantitative information on target density[1] between peptides originating from the same source protein

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly used MAGEA4 target peptide

Technology

[1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

44

Pool of 200 Prioritized Targets as Foundation for Future Value Generation

immatics

pHLA Database
based on primary tissues



>2,500 cancer & normal tissues analyzed by
Quantitative, Ultra-Sensitive Mass Spectrometry
>500 million MS/MS spectra
>25,000 experiments
>8,500 peptides filed for patent
>200 prioritized targets

200 Prioritized Targets

Grouped in 3 Target Classes:

1. **Well known and characterized parent protein (20%)**
   e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein (60%)**
   e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens (20%)**
   Novel target class which includes RNA-edited peptides & non-classical neoantigens

~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach

Technology
45

Development of the Right TCR – XCEPTOR® Technology

TCR Discovery and Engineering for ACT and TCR Bispecifics


Adoptive Cell Therapy
ACTengine®
ACTallo®
Micromolar affinity
Tumor cell
pHLA target
TCR
(membrane protein)
T cell
TCR Bispecifics
T cell engaging receptor (TCER®)
Nanomolar affinity

- Fast, efficient and highly sensitive discovery of highly specific, natural TCRs
- Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity
- Early de-selection of cross-reactive TCRs by the unique interplay between Immatics' target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery[1] and TCR maturation[2]

Technology

[1] XPRESIDENT®-guided off-target toxicity screening; [2] XPRESIDENT®-guided similar peptide counterselection

46

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks

Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development

Target peptide presented on tumor cells


TUMOR CELL
ACTIVATED T CELL

Selective killing of tumor cells

Target peptide presented on normal cells


NORMAL CELL
ACTIVATED T CELL

On-target (off-tumor) toxicity

Similar peptide presented on normal cells[1]


NORMAL CELL
ACTIVATED T CELL

Off-target toxicity

A different HLA is recognized on normal cells


NORMAL CELL
ACTIVATED T CELL

Alloreactivity

XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues

Technology

[1] Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron *et al.*, Sci Transl Med)

47

Corporate Information & Milestones 48

Experienced Global Leadership Team Across Europe and the US



Harpreet Singh
Chief Executive Officer
Co-Founder
>20 yrs biotech experience



Arnd Christ
Chief Financial Officer
>20 yrs biotech experience
(Probiodrug, NovImmune, Medigene, InflaRx)



Cedrik Britten
Chief Medical Officer
>10 yrs pharma & biotech experience
(BioNTech, GSK)



Carsten Reinhardt
Chief Development Officer
>20 yrs pharma & biotech experience
(Micromet, Roche, Fresenius)



Steffen Walter
Chief Technology Officer
Co-Founder Immatics US
>15 yrs biotech experience



Toni Weinschenk
Chief Innovation Officer
Co-Founder
>15 yrs biotech experience



Rainer Kramer
Chief Business Officer
25 yrs pharma & biotech experience
(Amgen, MorphoSys, Jerini, Shire, Signature Dx)



Edward Sturchio
General Counsel
>15 yrs pharma & biotech experience
(Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics)



Jordan Silverstein
Head of Strategy
>10 yrs biotech experience
(Advanced Accelerator Applications, InflaRx)

Corporate 49

Strong, Focused and Highly Integrated Trans-Atlantic Organization

immatics

Tübingen, Germany, ~175 FTEs



Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR®, TCER®), Translational Development, Clinical Operations, Finance, HR, IT, QM

Houston, Texas , ~125 FTEs



Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations

Munich, Germany, ~45 FTEs



Senior Leadership, Business Development, Clinical Operations, Intellectual Property, Regulatory Affairs, Communications

Corporate

FTE status as of 31 December 2021

50

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 51 Cancer targets, TCRs and technology protected by: • 5,800 applications and patents filed in all major countries and regions • >120 patent families • >2,000 granted patents, thereof >490 granted patents in the US Corporate

Near - Term Value Drivers and Development Milestones Clinical Expansion of TCR Bispecifics and the Next - generation of TCR - T 52 Leverage full potential of targeting PRAME • Focused & accelerated development of IMA203 expansion cohorts • Develop IMA402, an off - the - shelf TCER® Advance clinical development of ACTengine® candidates • Initiation of multiple IMA203 Ph1b expansion cohorts ongoing: Monotherapy, checkpoint combination, 2nd - gen approach IMA203CD8 • Next IMA203 monotherapy data read - out in 2H 2022 • Initial data read - out for checkpoint combination, IMA203CD8 YE 2022 • Advance IMA204 to the clinic, submission of IND application YE 2022 Further clinical development of TCER® candidates • Start of Ph1 trial for IMA401 (MAGEA4/8) in May 2022 • Manufacturing of IMA402 clinical batch in 2H 2022, clinical trial in 2023 • Innovative TCER® program(s) IMA40X in preclinical development Corporate

www.immatics.com Thank you!